UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Blueknight Energy Partners, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
09625U109
(CUSIP Number)
Cushing MLP Asset Management, L.P.
8117 Preston Road, Suite 440
Dallas, Texas 75225
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

March 17, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS Swank Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,516,315

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,516,315

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,516,315

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, HC

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS Cushing MLP Asset Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,516,315

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,516,315

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,516,315

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS Jerry V. Swank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,516,315

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,516,315

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,516,315

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

AMENDMENT NO. 3 SCHEDULE 13D
This Amendment No. 3 (this “Amendment”) to the Schedule 13D initially filed on January 5, 2010, as subsequently amended on January 28, 2011 and again on March 3, 2011 (collectively, the “Schedule 13D”) is being filed on behalf of Swank Capital, L.L.C., a Texas limited liability company (“Swank Capital”), Cushing MLP Asset Management, LP, a Texas limited partnership (“MLP Advisors”), and Mr. Jerry V. Swank, the principal of Swank Capital and MLP Advisors, relating to Common Units (the “Common Units”) of Blueknight Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). Capitalized terms used herein but not defined have the respective meanings given to them in the Schedule 13D.
Item 4 of the Schedule 13D is hereby supplemented as follows:

Item 4.	Purpose of Transaction
Item 6 is hereby incorporated by reference.
Item 6 of the Schedule 13D is hereby amended as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Swank Capital has entered into that certain Amendment to Non-Disclosure Agreement dated March 17, 2011, among Blueknight Energy Partners (“Blueknight”), L.P, Blueknight Energy Partners G.P., L.L.C. (“Blueknight GP”) and Swank Capital, LLC, a copy of which is included as Exhibit 99.5 to this Amendment, by which Swank Capital has amended the Non-Disclosure Agreement dated March 3, 2011, among Blueknight, Blueknight GP and Swank Capital, which was previously disclosed in the Schedule 13D, to provide that (i) Swank Capital, Blueknight, Blueknight GP and certain other parties have scheduled a second meeting between the parties to discuss the refinancing and recapitalization of Blueknight (the “Second Refinancing Meeting”) and (ii) Swank Capital agrees to refrain from trading in the securities of Blueknight or its affiliates without the prior written consent of Blueknight for a period of 30 days’ from the Second Refinancing Meeting.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7 of the Schedule 13D is hereby supplemented as follows:

Item 7.	Material to be Filed as Exhibits

Exhibit 99.5	Amendment to Non-Disclosure Agreement dated March 17, 2011, among Blueknight Energy Partners, L.P, Blueknight Energy Partners G.P., L.L.C. and Swank Capital, LLC.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 21, 2011

SWANK CAPITAL, L.L.C.
By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

CUSHING MLP ASSET MANAGEMENT, LP
By:	Swank Capital, L.L.C., its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

/s/ Jerry V. Swank
Jerry V. Swank